Exhibit 99.1

NEWS RELEASE

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE TO INCREASE THE MAXIMUM CASH CONSIDERATION IN ITS OFFER FOR GRAYD RESOURCE CORPORATION

Toronto (October 20, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE & TSX: AEM) and Grayd Resource Corporation (“Grayd”) (TSX-V: GYD & OTCQX: GYDRF) jointly announced today that they have agreed to amend the acquisition agreement dated September 19, 2011 and Agnico-Eagle will amend the offer (“Offer”) made by Agnico—Eagle for all of the outstanding shares of Grayd dated October 13, 2011 to double the maximum amount of cash available under the Offer to approximately $183 million.  The maximum number of common shares of Agnico-Eagle available for issuance under the Offer is unchanged at approximately 2.7 million Agnico-Eagle shares (based on the number of shares of Grayd outstanding on a fully-diluted basis as at September 19, 2011).

As a result of this amendment, shareholders of Grayd who prefer cash consideration will be able to receive a greater proportion of the offer price in cash.  By way of example, if all shareholders elect the cash option, each shareholder would be entitled to receive approximately $1.87 in cash and 0.01371 of an Agnico-Eagle share for each share deposited.  In these circumstances the cash portion would represent approximately two-thirds of the total consideration under the Offer (based on the value of the Offer on the date it was announced). Shareholders still have the same entitlement under the amended offer to elect to receive shares of Agnico-Eagle.

The board of directors of Grayd, upon the unanimous recommendation of its Special Committee, has unanimously reconfirmed its recommendation that Grayd shareholders tender their shares to the Offer.

A notice of change and variation will be mailed to shareholders of Grayd and filed with the applicable securities regulators shortly. The expiry time of the Offer remains unchanged at 5:00 p.m. (Toronto time) on November 18, 2011, unless the Offer is extended or withdrawn.

The depositary for the Offer is Computershare Trust Company of Canada (the “Depositary”) and the information agent for the Offer is Kingsdale Shareholder Services Inc. (the “Information Agent”).  Questions and requests for assistance, including assistance with respect to tendering your Grayd shares to the Offer, or requests for additional copies of the Offer documents, may be directed to the Depositary at 1-800-564-6253 (corporateactions@computershare.com) or the Information Agent at 1-800-749-9197 (contactus@kingsdaleshareholder.com).

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years.

About Grayd

Grayd is a growth-oriented junior natural resource company focused primarily on exploring and developing a large land position in Mexico which is highly prospective for gold and silver mineralization.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com, call (416) 947-1212 or visit Agnico-Eagle’s website at www.agnico-eagle.com. For further information regarding the Offer, contact the Information Agent at 1-800-749-9197 (contactus@kingsdaleshareholder.com).

For further information regarding Grayd, contact Marc A. Prefontaine, President and CEO of Grayd or Daniel G. McIntyre, Manager Corporate Communications of Grayd at (604) 681-7446 or www.grayd.com.

U.S. Shareholders

This news release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  On October 13, 2011, Agnico-Eagle filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80, which includes the Offer and take-over bid circular and other Offer documents. Agnico-Eagle will be filing with the SEC an amendment to the Form F-80 containing the notice of change and variation shortly.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Offer and take-over bid circular have been sent to shareholders of Grayd and the notice of change and variation will be sent to shareholders of Grayd shortly. Investors may also obtain a free copy of the Offer documents filed by Agnico-Eagle from time to time with the SEC at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-looking statements

The information in this news release has been prepared as at October 20, 2011. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, words such as “will”, “if”, “would” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation statements regarding the amount of cash consideration available to cash-electing shareholders of Grayd, the consideration entitlement of each shareholder of Grayd if all shareholders elect the cash option, and the mailing and filing of a notice of change and variation by Agnico-Eagle.

This forward-looking information is subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Grayd and/or Agnico-Eagle, including risks relating to acquisitions, including, without limitation, the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Grayd; the parties may be unable to obtain regulatory approvals required for the acquisition; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include the impact of general economic conditions; industry conditions; volatility of metals prices; volatility of commodity prices; currency fluctuations; mining risks; risks associated with foreign operations; governmental and environmental regulation; competition from other industry participants; the lack of availability of qualified personnel or management; stock market volatility; the ability of Agnico-Eagle to complete or successfully integrate an announced acquisition proposal; unexpected costs or unexpected liabilities related to the acquisition; and failure to obtain required regulatory approvals, including stock exchange approvals. Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Grayd and/or Agnico-Eagle will derive therefrom. Agnico-Eagle and Grayd disclaim any intention or obligation to update or revise any forward—looking information, whether as a result of new information, future events or otherwise except as required by applicable securities laws.  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts any responsibility for the adequacy or accuracy of this release.